July 26, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Forum Funds:
Absolute Opportunities Fund and Absolute Strategies Fund
(File Nos. 811-03023; 002-67052)

Dear Ms. Browning:

On May 30, 2013, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 414 (“PEA 414”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect a revised prospectus and statement of additional information (together, the “Offering Documents”) for two series of the Registrant, the Absolute Opportunities Fund and Absolute Strategies Fund (the “Funds”) (accession number 0001435109-13-000259).

            Below is a summary of the comments you provided via telephone on Friday, July 19, 2013, regarding PEA 414, and Registrant’s responses to those comments.  Defined terms used below have the same meanings as in the Fund’s Offering Documents in PEA 414.  The changes to the Fund’s Offering Documents as described below will be included in PEA No. 420 filed on July 29, 2013, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933 (“1933 Act”).

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
July 26, 2013

Prospectuses

Fee and Expenses

1.           COMMENT: Please confirm in your response that, to the extent a Fund’s fee table discloses the Fund’s (or one of its share class’s) Rule 12b-1 fees as “None,” that the Fund (or share class) does not participate in a Rule 12b-1 plan .

RESPONSE: Registrant confirms that, to the extent a Fund’s fee table discloses that the Fund’s (or one of its share class’s) Rule 12b-1 fees are “None,” the Fund (or share class) does not participate in any Rule 12b-1 plan.

Principal Investment Strategies and Risks

2.           COMMENT: The staff objects to equivocal language (e.g., “including,” “such as,” etc.) in the disclosure.  Please revise such language throughout the Fund’s registration statement, including in the paragraph regarding the Funds’ investments in derivatives on page 4 of each Fund’s prospectus.

RESPONSE: Registrant acknowledges the staff’s comment.

Part C

3.           COMMENT: After the Board’s approval of Registrant’s subadvisory agreement (the “Agreement”) with Harvest Capital Strategies LLC but prior to the effectiveness of the Offering Documents, please file a copy of the Agreement and your responses to the staff’s comments (above) as EDGAR correspondence.

RESPONSE: Registrant has attached the Agreement to this letter, to be filed as EDGAR correspondence.

U.S. Securities and Exchange Commission
July 26, 2013

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc: David Faherty
Atlantic Fund Administration, LLC